March 12, 2021

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Starco Brands, Inc.

Draft Offering Statement on Form 1-A Submitted December 23, 2020

CIK No. 0001539850

Dear Mr. Ransom,

We acknowledge receipt of the comments in the letter dated January 19, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Starco Brands, Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A submitted December 23, 2020 Plan of Distribution and Selling Securityholders

Plan of Distribution, page 20

1.	As your company is offering shares on a best efforts basis, disclose who will be offering the shares on your company's behalf and whether they will rely on Rule 3a4-1 under the Exchange Act. Further, we note your disclosure on page 21 that your affiliates will sell shares as selling shareholders; please revise Part I, Item 4 of your Form 1-A accordingly. If applicable, please add a risk factor which describes the conflict of interest created by your executive officers and directors using their best efforts to sell shares on behalf of the company while simultaneously attempting to sell their own shares as selling shareholders in the offering.

In response to the Staff’s comment, the Company has revised Item 4 of Part I to correctly disclose that this offering involves the resale of securities by affiliates of the Company.

The Company has removed the statement on the cover regarding using a placement agent. The Company notes that Dalmore Group, LLC will be paid a broker-dealer commission of 1%. Since the Company has not yet set a range for the per share price, it has included the total commission. While the Company will be using the services of Dalmore, it has added a statement to the effect that to the extent that its officers and directors make any communications in connection with the offering, they will conduct their activities in accordance with under Rule 3a4-1. The Company has revised the “Risk Factors” section of the Offering Circular to include a Risk Factor related to the conflict of interest created by the Company’s officers and directors using their best efforts to sell shares on behalf of the Company while simultaneously attempting to sell their own shares as selling shareholders in the offering.

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2.	Your disclosure in Part I of the Form 1-A states that you have "engaged Issuance, Inc. to provide offering technology services" and that "Issuance is not acting as a promoter under Rule 405." However, you do not disclose Issuance, Inc.'s involvement in your offering in Part II of this Form 1-A. Instead, your disclosure throughout Part II indicates that you have engaged Dalmore Group, LLC to perform "administrative and technology related functions in connection with this Offering." Please revise your disclosure in Part II to clarify Issuance, Inc.'s role in your offering. To the extent Issuance, Inc. will provide "technology services" in your offering, please reconcile these services with the "technology related functions" to be offered by Dalmore Group, LLC in your offering.

Issuance, Inc. is a technology provider engaged by the Company that provides front-end technology services, primarily with respect to certain features and functionality of the Company’s online offering page. Issuance, Inc. also provides certain marketing services to the Company, assisting the Company with the creation of advertising and marketing materials, and consulting on strategy with respect to marketing the Offering online. The Company respectfully notes that Issuance’s role in the Offering, as with any website designer or marketing consultant, is not material to an investment decision, and therefore does not believe that Issuance’s role must be disclosed in Part II of the Company’s Offering Circular. In response to the Staff’s comment, however, we have revised our disclosure in the offering statements to make clear that Dalmore Group, LLC is not providing “technology” services of the sort provided by Issuance, but rather “administrative and compliance” services to the Company in connection with this Offering.

Process of Subscribing, page 22

3.	We were unable to locate your website, "invest.starcobrands.com." Considering your disclosure on page 22 that investors must subscribe through this online platform, please tell us why the platform's website appears to be currently unavailable. If applicable, please amend your filing to disclose that the platform is not yet operational, disclose when you expect the platform to be operational, and describe alternative procedures, if any, for investing in your offering.

The website is currently unavailable since the Company will not be conducting any testing the waters activities and intends to only turn it on once the offering statement is qualified and it launches the Offering. We note that this is a common market practice for Regulation A offerings that are conducted online. As a result, the Company believes it is not necessary to disclose that the website is not yet operational nor to discuss alternative procedures for investing since by the time the Offering is qualified, those statements would need to be deleted. The Company has clarified the disclosure to state that the website will be available after qualification.

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The Company's Business

Principal Products and Services Products

Breathe™, page 27

4.	With respect to your patents, licensed patents and patent applications, please describe their duration and effect, type of patent protection, expiration dates and expected expiration dates, and the identification where they are granted or pending. Please also disclose the owner of the spray wand patent and terms of the agreement pursuant to which you license such patent, and file such agreement as an exhibit (or tell us why you believe you are not required to do so).

The Company has revised its disclosure in the “Intellectual Property” subsection of “The Company’s Business” section of the Offering Circular to provide the above requested information, as applicable, for each of the Company’s patents, licensed patents and patent applications.

The owner of the spray wand patent from which the Company licenses this patent is an unrelated third party of the Company, who is an individual, and therefore, the Company has not identified this individual, as the Company does not believe the identity of this individual is material. Further, as previously disclosed in the Offering Circular, this patent was licensed pursuant to an informal email exchange, and therefore there is no formal written agreement to provide as an exhibit to the Company’s Offering Circular.

Nonetheless, the Company has revised its disclosure in the Offering Circular to provide further disclosure on the material terms of this agreement, as well as the agreement pursuant to which it licenses the rights to a patent application for its Breathe hand sanitizer spray.

Marketing Services, page 28

5.	We note that you have entered into marketing agreements with Winona Pure Inc. and Sklar Holdings, Inc. (dba "The Starco Group"). Please file these agreements as exhibits and ensure you have discussed all material terms of the agreements in your offering statement. Refer to Part III, Item 17(6) of Form 1-A.

In response to the Staff’s comment, the Company has included as Exhibits 6.8 and 6.9 the marketing agreements between the Company and each of Winona Pure Inc. and Sklar Holdings, Inc. (dba "The Starco Group"), and has expanded its disclosure of the material terms of these agreements in the Offering Circular.

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Distribution, page 33

6.	Your disclosure indicates that you have partnered with Dollar General, Wegmans, HLA, J. Winkler, Deutsch, Inc., and Pattern Inc. (formerly iServe). Please expand your disclosure to describe the extent and nature of these partnerships, as well as the material terms of any agreements with these entities. Please also file any agreements as exhibits, or tell us why you are not required to do so. Refer to Part III, Item 17(6) of Form 1-A.

The Company has revised its disclosure to clarify that that Dollar General, Wegmans, HLA, J. Winkler, and other similar retailers / distributors are not “partners” of the Company, but rather are retailers of the Company’s products. The Company has no direct agreements with any of these entities – rather, The Starco Group has received purchase orders from these retailers (and others, as described in the Offering Circular) for the Company’s products, and is fulfilling those purchase orders. The Company is not directly a party to any of the purchase orders with these third-party retailers. As such, there are no agreements required to be filed by the Company in this regard.

The Company has expanded its disclosure in “The Company’s Business” section of the Offering Circular to describe the extent and nature of its partnerships with Deutsch, Inc. and Pattern Inc. as well as the material terms of any agreements with these entities. However, the Company believes these agreements are the type of agreements that ordinarily accompany the kind of business conducted by the Company (i.e. sales and marketing) and were made in the ordinary course of business. As such, the Company does not believe the agreements with either Deutch, Inc., or Pattern Inc. are required to be filed.

Government Regulation, page 33

7.	Please expand your description of business disclosure to address government approvals and regulations applicable to your business activities, including FDA approvals and regulation. In this regard, we note your disclosure on page 32 that the "Breathe Hand Sanitizer Spray can only be made in an FDA facility that has at scale aerosol capabilities." Refer to Part II, Item 7(a)(2) of the Form 1-A.

The Company has expanded its disclosure in “The Company’s Business” section to address government approvals and regulations applicable to the Company’s business activities. The Company has also revised its disclosure to make distinctions between regulations applicable to its own activities versus those applicable to those of its related-parties.

The Company's Property, page 34

8.	Your disclosure here suggests that your only office space is located in Santa Monica, California and is provided to you by Sklar Holdings, Inc. (dba The Starco Group) without any rent obligation. Please reconcile this disclosure with your disclosure in Note 5 to your financial statements for the period ended September 30, 2020 which suggests that you currently lease office space in Burbank, California and that your "[c]urrent monthly lease payments are $3,855."

The Company has amended its disclosure in the “The Company’s Property” section of the Offering Circular to make clear that the Company ceased leasing its office space in Burbank, California in November 2020.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Nine Months Ended September 30, 2020 compared Nine Months Ended September 30, 2019 Revenues, page 35

9.	Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in royalty revenue and net loss, including additional quantification and discussion of the significant factors and drivers materially affecting such results. Additionally, please quantify, to the extent practicable, the impact that COVID-19 had on your results of operations and whether you anticipate this trend to continue in future periods. Refer to CF Disclosure Guidance: Topic No. 9 and 9A, available on our website.

The Company has expanded its discussion of its results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in royalty revenue and net loss and to quantify, to the extent practicable, the impact that COVID-19 had the Company’s results of operations, and whether the Company anticipates this trend to continue in future periods.

Liquidity and Capital Resources, page 37

10.	We note your ability to continue as a going concern "will be determined by [y]our ability to complete this Offering." Please disclose the amount you will need in the next twelve months to meet your short-term liquidity requirements.

The Company has revised its disclosure under “Liquidity and Capital Resources” to clarify that it does not believe it will require any proceeds from this offering in order to meet its short-term liquidity requirements over the next 12 months.

Compensation of Directors and Executive Officers, page 41

11.	Please revise to provide the required disclosure for the fiscal year ended December 31, 2020. Refer to Item 11 of Form 1-A.

The Company has updated the “Compensation of Directors and Executive Officers” disclosure in the Offering Circular for the fiscal year ended December 31, 2020

General

12.	Please tell us whether any securities have been sold pursuant to your Registration Statement on Form S-1 declared effective June 8, 2012. Refer to Rule 252(d) of Regulation A.

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No securities have been sold by the Company pursuant to the Company’s Registration Statement on Form S-1 declared effective June 8, 2012 (the “S-1”). As disclosed in the Company’s prospectus related to the S-1, the Company did not sell any securities pursuant to the S-1. The offering was made entirely by individuals and entities who beneficially own shares of the Company’s Common Stock. The Company did not receive any proceeds from the sale of the Common Stock thereunder.

Further, none of those individuals and entities who beneficially own shares of the Company’s Common Stock sold any shares pursuant to the S-1.

13.	Please revise to clarify, if true, that the company and the selling shareholders will all sell their shares at the same fixed price for the duration of the offering.

The selling shareholders in this offering will sell their shares at the same price at which the Company is selling its shares in this offering. None of the selling shareholders will be permitted to sell their shares for a discount to the offering price, and the Company and the selling shareholders will not sell their shares at different prices during the duration of the Offering. The Company notes that the first sentence under “Plan of Distribution” states that the Company and its shareholders are offering their shares at a single price, which will be filled in once the Company sets an offering price.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Starco Brands Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Ross Sklar

Chief Executive Officer

Starco Brands, Inc.

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